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                       Banco Itau Holding Financeira S.A.
A Publicly Listed Company                               CNPJ. 60.872.504/0001-23


                           Announcement to the Market

                   Reinforcement in Consumer Credit Operations

1. Banco Itau Holding Financeira S.A. (Itau) and Banco Intercap S.A. (Banco Intercap) have signed, on December 10, 2004, an agreement involving the assignment of retail vehicle finance portfolio and the acquisition of Banco Intercap's sales promotion company.

2. Banco Intercap, founded in 1990, is active in the used (over seven years, on average) vehicle financing market for individuals in the state of Sao Paulo, which accounts for 40% of the Brazilian automobile finance market, with branches in the state capital and another 6 major centers throughout the rest of the state. It has a network of 1.1 thousand stores that resort to its specialized capabilities in this field.

3.   These transactions mean that Itau has acquired:
     a. approximately R$ 184 million of vehicle finance loans from Banco Intercap, with the objective of increasing the size of its loan portfolio;
     b. a client base of 178 thousand clients, of which 55 thousand currently holding vehicle loans;
     c. a sales promotion company, which is the vehicle that generates the credits, comprising systems, contracts with stores, a staff of specialists in analyzing credit for this specific segment, plus a dedicated commercial structure, for R$ 65.5 million.

4.   The following table gives Itau's highlights after this transaction:

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     R$ Million (except where         Itau             Intercap             Itau
     indicated)                       (1)                (2)             + Intercap
     -------------------------------------------------------------------------------------
     Vehicle loan portfolio     R$ 5,269 million    R$ 184 million    R$ 5,453 million

     -------------------------------------------------------------------------------------
     Sales points                    9,945              1,153              11,098
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     Employees (3)                   1,318               130                1,448
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
     (1)  At 09/30/2004
     (2)  At 06/30/2004.
     (3)  Employees dedicated exclusively to vehicle financing.

5.   For Itau, the principal effects are:
     o an increase in its retail credit portfolio, specifically in the vehicle finance segment;
     o the addition of a used (over seven years) car finance business to its portfolio of market segments, together with the experience of Banco Intercap's sales promotion company in this field of activity.

6. This transaction confirms, similar to the other agreements, associations and operations widely divulged to the market during this year, Itau's strategy of sustained growth in its credit operations, principally personal and consumer credit.

                          Sao Paulo, December 13, 2004

                             Alfredo Egydio Setubal
                           Investor Relations Officer
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